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                             November 5, 2021

       Scott M. Haralson
       Chief Financial Officer
       Spirit Airlines, Inc.
       2800 Executive Way
       Miramar, FL 33025

                                                        Re: Spirit Airlines,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            Form 8-K filed
October 27, 2021
                                                            File No. 001-35186

       Dear Mr. Haralson:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed October 27, 2021

       Exhibit 99.1
       Forward Looking Guidance, page 3

   1. Please revise to include a quantitative reconciliation of your forward looking non-GAAP guidance measures to
the most directly comparable GAAP measures, or include a
                                                        statement that such
reconciliation is not practicable without unreasonable effort. Refer to guidance in Item
10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance
                                                        and Disclosure
Interpretations on Non-GAAP Financial Measures ("C&DIs").
       Non GAAP Financial Measures, page 10

   2. We note your presentation of various non-GAAP financial measures. Expand your disclosure to further
explain why management believes the presentation of each individual non-GAAP financial
measure provides useful information to investors. Refer to
 Scott M. Haralson
Spirit Airlines, Inc.
November 5, 2021
Page 2
         Item 10(e)(1)(i)(c) of Regulation S-K.
3. Expand your disclosure and tell us why you believe Supplemental rent adjustments should be excluded from operating expenses. Refer to Question 100.01 of the C&DIs.
4. We note your reconciliation of Adjusted Net Income to GAAP Net Income includes an adjustment for Provision (benefit) for income taxes. Expand your disclosure under footnote (5) to explain in greater detail the nature of the adjustments for all periods presented. Additionally, tell us how you considered the tax effect of the special items expense (credit) in arriving at your Adjusted net income (loss). Refer to Question 102.11 of the C&DIs.
5. Revise to present a reconciliation of Adjusted net income (loss) per share, diluted on a per share basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the
         C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 with any questions



FirstName LastNameScott M. Haralson                            Sincerely,
Comapany NameSpirit Airlines, Inc.
                                                               Division of
Corporation Finance
November 5, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName